Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2015

4Q15 Added 15,982 New Subscribers

4Q15 Revenue Up 7.3% YOY to RMB163.0 Million ($26.3 Million)

4Q15 Operating Income Amounted to RMB49.5 Million ($8.0 Million)

Conference Call to be Held June 19, 2015 at 8:00 a.m. ET

HONG KONG, China, June 18, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its preliminary unaudited financial results for the fourth quarter and full year of fiscal 2015 ended March 31, 2015.

Fourth Quarter of Fiscal 2015 Highlights

•	Revenues for the fourth quarter of fiscal 2015 increased by 7.3% to RMB163.0 million ($26.3 million) from RMB151.9 million in the prior year period.
•	New subscribers and accumulated subscriber base were 15,982 and 441,359, respectively.
•	Gross profit increased by 3.2% to RMB128.6 million ($20.7 million) from RMB124.6 million in the prior year period, despite higher raw material costs and depreciation expense.
•	Gross margin was 78.9%, compared to 82.0% in the prior year period.
•

Operating income amounted to RMB49.5 million ($8.0 million), compared to RMB64.0 million in the prior year period, mainly caused by higher depreciation expense due to the completion of the new facilities and the recognition of share-based compensation expense related to the restricted share units (“RSUs”) granted.

•	Operating income before depreciation and amortization and share-based compensation expenses was RMB76.6 million ($12.4 million), up 3.7% year-over-year.[1]
•	Interest expense was RMB25.2 million ($4.1 million) compared to RMB17.0 million in the prior year period as no interest expense was capitalized in this period.
•	Net income attributable to the Company’s shareholders was RMB16.9 million ($2.7 million), compared to RMB39.5 million in the prior year period.
•	Operating cash flow for the quarter was RMB146.4 million ($23.6 million).

Full Year of Fiscal 2015 Highlights

•	Revenues for the full year of fiscal 2015 increased by 10.9% to RMB635.1 million ($102.5 million) from RMB572.9 million in the prior year.
•	New subscribers increased to 64,736 and the accumulated subscriber base increased to 441,359.
•	Gross profit increased by 8.1% to RMB504.5 million ($81.4 million) from RMB466.6 million in the prior year.
•	Operating income increased by 1.3% to RMB235.0 million ($37.9 million) from RMB231.9 million in the prior year.
•	Operating income before depreciation and amortization and share-based compensation expenses was RMB302.1 million ($48.7 million), up 12.3% year-over-year.[1]
•	Interest expense was RMB101.1 million ($16.3 million), compared to RMB70.1 million in the prior year due to the absence of interest expense capitalization.
•	Net income attributable to the Company’s shareholders was RMB107.3 million ($17.3 million), compared to RMB131.9 million in the prior year.
•	Operating cash flow for the full year of fiscal 2015 increased by 11.0% to RMB594.9 million ($96.0 million) from RMB536.0 million in the prior year.

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

“Entering into Chinese Year of Sheep, we experienced a noticeable decline of newborn babies in the regions where we operate, which affected our new subscriber number,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation, “We anticipate a decline in new born babies for the remainder of the year. To mitigate the impact, we intend to evaluate new promotional platforms and marketing channels and prudently ramp up our commercialization effort in the Zhejiang market to attract new subscribers.”

Summary — Fourth Quarter and Full Year Ended March 31, 2014 and 2015

	Three Months Ended March 31			Year Ended March 31,
(in thousands)	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
Revenues	151,915	162,994	26,294	572,857	635,122	102,456
Gross Profit	124,574	128,554	20,738	466,632	504,511	81,386
Operating Income	64,013	49,523	7,989	231,926	234,996	37,909
Depreciation and Amortization Expenses	9,808	13,024	2,101	37,065	50,609	8,164
Share-based Compensation
Expense[2]	—	14,038	2,265	—	16,535	2,667
Interest Expense	16,990	25,238	4,071	70,075	101,102	16,309
Net Income Attributable to the Company’s Shareholders	39,539	16,923	2,729	131,903	107,292	17,308
Earnings per Ordinary Share — Basic[3] and Diluted (RMB/US$)	0.46	0.23	0.04	1.60	1.36	0.22

Revenue Breakdown (%)
Processing Fees	71.1%	66.3%		70.9%	67.9%
Storage Fees	28.9%	33.7%		29.1%	32.1%

New Subscribers (persons)	17,136	15,982		64,641	64,736
Total Accumulated Subscribers (persons)	376,623	441,359		376,623	441,359

2 Share-based compensation expense relates to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”).

3 The terms of the convertible notes held by KKR China Healthcare Investment Limited (“KKR”), Cordlife Group Limited (“CGL”) and Magnum Opus International Holdings Limited (“Magnum”) provide each party with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of nil and RMB0.11 ($0.02) per share for the three months and year ended March 31, 2015.

Summary — Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
(in thousands)	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	137,399	146,443	23,625	536,015	594,866	95,961
Net cash used in investing activities	(9,037)	(4,794)	(774)	(149,883)	(42,431)	(6,845)
Net cash provided by financing activities	—	—	—	2,336	—	—

Fourth Quarter of Fiscal 2015 Financial Results

REVENUES. Revenues increased by 7.3% to RMB163.0 million ($26.3 million) in the fourth quarter of fiscal 2015 from RMB151.9 million in the prior year period, mainly driven by the increased storage revenue.

The Company’s accumulated subscriber base expanded to 441,359 by the end of March 2015, which resulted in a 25.0% increase in storage fee revenues to RMB55.0 million ($8.9 million) in the fourth quarter of fiscal 2015 from RMB44.0 million in the prior year period. As a percentage of total revenues, storage fees accounted for 33.7%, compared to 28.9% in the prior year period.

Revenues generated from processing fees and other services in the fourth quarter were RMB108.0 million ($17.4 million), up from RMB107.9 million in the prior year period. Revenues generated from processing fees accounted for 66.3% of total revenues, compared to 71.1% in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2015 amounted to RMB128.6 million ($20.7 million), a 3.2% increase from RMB124.6 million in the prior year period. Gross margin was 78.9%, compared to 82.0% in the prior year period, due to higher depreciation expense and raw material costs.

OPERATING INCOME. Operating income for the fourth quarter was RMB49.5 million ($8.0 million) compared to RMB64.0 million in the prior year period, mainly due to higher depreciation expense and the recognition of share-based compensation expense. Operating margin was 30.4%, compared to 42.1% in the prior year period. Depreciation and amortization expenses for the fourth quarter were RMB13.0 million ($2.1 million), compared to RMB9.8 million in the prior year period. Share-based compensation expense related to the Company’s RSUs which were granted in December 2014 pursuant to the Company’s RSU Scheme amounted to RMB14.0 million ($2.3 million) for the March quarter, whereas no such expense was incurred in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB76.6 million ($12.4 million), up 3.7% compared to the prior year period.4

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Research and Development Expenses. Research and development expenses, which have been stable in recent quarters, were RMB2.7 million ($0.4 million).

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter amounted to RMB35.0 million ($5.6 million), compared to RMB28.4 million in the prior year period. As a percentage of revenue, sales and marketing expenses were 21.4%, as compared to 18.7% in the prior year period. The increase in sales and marketing expenses is mainly due to the recognition of share-based compensation expenses in the current quarter whereas no such expense incurred in the prior year period. Excluding such effect, sales and marketing expenses, as a percentage of revenue, increased marginally.

General and Administrative Expenses. General and administrative expenses for the fourth quarter were RMB41.4 million ($6.7 million), compared to RMB29.6 million in the prior year period. As a percentage of revenue, general and administrative expenses were 25.4%. Increased depreciation expense and the recognition of share-based compensation expense since December 2014 is the principle cause of the increase.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was mainly related to the Company’s outstanding convertible notes. In the March quarter, the Company incurred interest expense of RMB25.2 million ($4.1 million), with no capitalization. For the prior year period, interest expense was RMB17.0 million as RMB7.0 million of interest expense was capitalized in relation to the construction of new facilities, which were completed as of March 31, 2014 and no interest expense was capitalized after that.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Due to the decrease in operating income and higher interest expense, income before income tax for the fourth quarter decreased year-over-year to RMB29.0 million ($4.7 million) from RMB52.5 million. Net income attributable to the Company’s shareholders for the fourth quarter of fiscal 2015 amounted to RMB16.9 million ($2.7 million), compared to RMB39.5 million in the prior year period. Net margin for the fourth quarter of fiscal 2015 was 10.4%.

EARNINGS PER SHARE. The terms of the convertible notes held by KKR, CGL and Magnum provide each party with the ability to participate in any Excess Cash Dividend5. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights. As there is no Excess Cash Dividend for the current period, such participating right effect is nil. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2015 were RMB0.23 ($0.04).6

LIQUIDITY. As of March 31, 2015, the Company had cash and cash equivalents of RMB2,436.7 million ($393.1 million), compared to RMB1,882.9 million as of March 31, 2014. The Company had total debt of RMB875.9 million ($141.3 million) as of March 31, 2015. Operating cash flow for the fourth quarter of fiscal 2015 amounted to RMB146.4 million ($23.6 million).

5 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

6 During the quarter ended March 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust, and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Under the non-GAAP measure to take into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share were RMB0.20 ($0.03) and RMB1.32 ($0.21) for the three months and year ended March 31, 2015.

Full year of Fiscal 2015 Financial Results

For the full year of fiscal year 2015, total revenues increased by 10.9% to RMB635.1 million ($102.5 million) from RMB572.9 million in the prior year. The increase was largely attributable to the increase in storage fees related revenues. The accumulated subscriber base increased to 441,359 at the end of March 2015. Revenues from processing fees and storage fees grew by 6.2% and 22.3% year-over-year, respectively. Gross profit increased by 8.1% to RMB504.5 million ($81.4 million) from RMB466.6 million in the prior year. Operating income increased by 1.3% to RMB235.0 million ($37.9 million) from RMB231.9 million in the prior year. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB302.1 million ($48.7 million), an increase of 12.3% over the prior year.7 Net income attributable to the Company’s shareholders amounted to RMB107.3 million ($17.3 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.36 ($0.22). Net cash provided by operating activities in the full year of fiscal 2015 was RMB594.9 million ($96.0 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) has received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for US$6.40 per ordinary share in cash.

According to the proposal letter, which was dated April 27, 2015, the proposed transaction is intended to be financed with a combination of available cash resources of Golden Meditech and debt and equity capital. In connection with the proposed transaction, Golden Meditech also intends to acquire all of the 7% senior convertible notes of the Company pursuant to agreements entered into with the holders of such convertible notes.

•                          On April 29, 2015, the Company announced that in response to the non-binding proposal letter dated April 27, 2015 received by the Board from Golden Meditech, the Board has formed a special committee of independent directors who are not affiliated with Golden Meditech (the “Special Committee”) to evaluate such proposal. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng, each of whom currently serves as an independent director on the Board, with Mr. Chen serving as the chair of the Special Committee.

•                          On June 2, 2015, the Company announced that the Special Committee has appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel. The Special Committee is considering Golden Meditech’s proposal as well as the Company’s other alternatives. The Special Committee has not set a definitive timetable to complete its evaluation of Golden Meditech’s proposal or any other alternative and does not currently intend to announce developments unless and until an agreement has been reached.

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that the Special Committee will recommend Golden Meditech’s proposal, nor can there be any assurance as to when, if ever, or on what terms any alternative transaction will be consummated.

7 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Friday, June 19, 2015 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 1917075.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2015 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; the non-binding proposal letter from Golden Meditech; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2015 were made at the noon buying rate of RMB6.1990 to $1.00 on March 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2014 and 2015

	March 31,	March 31,
	2014	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,882,901	2,436,655	393,072
Trading securities	—	7,708	1,243
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; March 31, 2015: RMB28,624 (US$4,618))	95,273	120,762	19,480
Inventories	31,583	23,803	3,840
Prepaid expenses and other receivables	37,010	19,508	3,147
Debt issuance costs	3,616	3,592	579
Deferred tax assets	7,664	10,270	1,657
Total current assets	2,058,047	2,622,298	423,018
Property, plant and equipment, net	626,632	603,167	97,301
Non-current prepayments	208,894	207,258	33,434
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; March 31, 2015: RMB55,211 (US$8,906))	225,496	194,238	31,334
Inventories	48,385	58,224	9,392
Intangible assets, net	120,549	115,928	18,701
Available-for-sale equity securities	144,247	122,416	19,748
Other investment	189,129	189,129	30,510
Debt issuance costs	7,854	4,210	679
Deferred tax assets	1,789	2,618	422
Total assets	3,631,022	4,119,486	664,539

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,679
Accounts payable	10,422	12,673	2,044
Accrued expenses and other payables	102,559	87,381	14,097
Deferred revenue	196,432	220,140	35,512
Amounts due to related parties	21,453	20,802	3,355
Income tax payable	2,571	10,081	1,626
Deferred tax liabilities	3,900	9,100	1,468
Total current liabilities	397,337	420,177	67,781
Convertible notes	777,753	815,851	131,610
Non-current deferred revenue	823,921	1,099,399	177,351
Other non-current liabilities	164,077	215,585	34,777
Deferred tax liabilities	27,938	25,261	4,075
Total liabilities	2,191,026	2,576,273	415,594

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2014 and 2015, respectively	50	50	8
Additional paid-in capital	798,221	814,678	131,420
Treasury stock, at cost (March 31, 2014 and 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income	84,263	63,230	10,200
Retained earnings	555,323	662,615	106,891
Total equity attributable to China Cord Blood Corporation	1,435,042	1,537,758	248,065
Non-controlling interests	4,954	5,455	880
Total equity	1,439,996	1,543,213	248,945
Total liabilities and equity	3,631,022	4,119,486	664,539

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2014 and 2015

	Three months ended March 31,			Year ended March 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	151,915	162,994	26,294	572,857	635,122	102,456
Direct costs	(27,341)	(34,440)	(5,556)	(106,225)	(130,611)	(21,070)
Gross profit	124,574	128,554	20,738	466,632	504,511	81,386
Operating expenses
Research and development	(2,539)	(2,660)	(429)	(9,773)	(9,907)	(1,598)
Sales and marketing	(28,415)	(34,960)	(5,640)	(112,689)	(127,927)	(20,637)
General and administrative	(29,607)	(41,411)	(6,680)	(112,244)	(131,681)	(21,242)
Total operating expenses	(60,561)	(79,031)	(12,749)	(234,706)	(269,515)	(43,477)
Operating income	64,013	49,523	7,989	231,926	234,996	37,909
Other expense, net
Interest income	4,615	4,708	759	16,870	18,252	2,944
Interest expense	(16,990)	(25,238)	(4,071)	(70,075)	(101,102)	(16,309)
Exchange gain/(loss)	329	(82)	(13)	80	(231)	(37)
Dividend income	—	—	—	9,911	2,344	378
Others	565	101	16	2,212	861	139
Total other expense, net	(11,481)	(20,511)	(3,309)	(41,002)	(79,876)	(12,885)
Income before income tax	52,532	29,012	4,680	190,924	155,120	25,024
Income tax expense	(12,830)	(11,664)	(1,882)	(58,398)	(47,327)	(7,635)
Net income	39,702	17,348	2,798	132,526	107,793	17,389
Net income attributable to non-controlling interests	(163)	(425)	(69)	(623)	(501)	(81)
Net income attributable to China Cord Blood Corporation’s shareholders	39,539	16,923	2,729	131,903	107,292	17,308

Net income per share:
Attributable to ordinary shares
- Basic	0.46	0.23	0.04	1.60	1.36	0.22
- Diluted	0.46	0.23	0.04	1.60	1.36	0.22

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(3,686)	1,360	219	8,299	4,642	749
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(6,346)	12,934	2,086	57,708	(25,675)	(4,142)
Comprehensive income	29,670	31,642	5,103	198,533	86,760	13,996

Comprehensive income attributable to non-controlling interests	(163)	(425)	(69)	(623)	(501)	(81)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	29,507	31,217	5,034	197,910	86,259	13,915

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year ended March 31, 2014 and 2015

	Three months ended March 31,			Year ended March 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	64,013	49,523	7,989	231,926	234,996	37,909
Depreciation and amortization expenses[8]	9,808	13,024	2,101	37,065	50,609	8,164
Share-based compensation expense[9]	—	14,038	2,265	—	16,535	2,667
Non-GAAP operating income	73,821	76,585	12,355	268,991	302,140	48,740

8 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

9 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust.